June 29, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz – Assistant Director
Ms. Kristin Lochhead – Reviewing Accountant
Mr. Gary Todd – Reviewing Accountant
Mr. Tom Jones – Special Counsel
Mr. Dan Morris – Special Counsel

	Re:	Hanwha Q CELLS Co., Ltd.
Amendment No. 1 to Registration Statement on Form F-3
Filed June 5, 2015
File No. 333-203726

Ladies and Gentlemen:

This letter is being submitted in response to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated June 24, 2015 with respect to the above-referenced registration statement (the “Registration Statement”) of Hanwha Q CELLS Co., Ltd. (the “Company”).

Where indicated below, requested changes have been included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed simultaneously with this response letter. Courtesy copies of the marked version of Amendment No. 2 are also being delivered to your attention.

For your convenience, we have included the text of the Staff’s comments in bold typeface and keyed our responses accordingly. Page and paragraph references in our responses to the Staff’s comments are to Amendment No. 2, and capitalized terms used herein without definition have the meanings ascribed to them in Amendment No. 2.

Our Business, page 1

1. We note your response to prior comment 2. Please expand the discussion of your revenues on page 1 to disclose the amount of your revenues from related parties compared to the total amount of your revenues for the quarter ended March 31, 2015.

In response to the Staff’s comment, we have revised the disclosure on pages 1, 2 and 117 to disclose the amount of revenues from related parties for the year ended December 31, 2014 and for the quarter ended March 31, 2015.

2. Please balance the description on page 1 of the anticipated benefits from the acquisition with an equally prominent description of the challenges that you face. In this regard, we note the disclosure in the penultimate sentence in the second paragraph on page 39. Also, ensure that you disclose what you mean by the terms “operating efficiencies,” “diversified manufacturing footprint” and “revenue synergies.” In this regard, we note that in exhibit 99.1 of your Form 6-K filed on May 29, 2015 that you mention a “number of manufacturing initiatives are underway.” In addition, consider whether the disclosure you provide in response to this comment should be relocated to a subsequent section of your document where you can provide adequate context of the anticipated benefits and challenges.

In response to the Staff’s comment, we have revised the disclosure on pages 1 and 117 to delete the anticipated benefits from the acquisition.

Risk Factors, page 9

3. Please add a risk factor to highlight the risks related to your new disclosure on pages 118-119 that key competitors have “recently announced plans to expand their manufacturing facilities outside China as a means to circumvent potentially adverse effects from anti-dumping and countervailing duties imposed on PV products manufactured in China.”

We have added a risk factor on page 16 to address the Staff’s comment.

We depend on a limited number of customers, page 20

4. We note your response to prior comment 7. Please tell us the objective criteria you used to determine which customers to highlight on page 20 and whether you have named all of your customers that satisfy these criteria.

The customers highlighted on page 20 are selected on the basis of revenues in each major region and segment of the markets in which we operate. We deleted three customers on pages 20 and 131 that do not satisfy these criteria.

Problems with product quality or product performance, page 25

5. Please revise the disclosure to briefly explain why you expect a “higher occurrence rate due to technical problems.” Also, expand the disclosure in the appropriate section to briefly discuss the “identified specific issues” and “technical reasons” mentioned in this risk factor and throughout your document.

In response to the Staff’s comment, we have revised the disclosure on pages 25, 72, 76, 134 and F-20 to clarify the expected occurrence rates and the related technical reasons and the identified specific warranty issues, as applicable.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

Note 1.

6. We note the response to prior comment 13. Please tell us how you determined that no adjustment was needed to record acquired inventory at fair value at the acquisition date.

We respectfully advise the Staff that we have performed the purchase price allocation in accordance to ASC 805-40-45-2b and ASC 805-20-30-1. Based on the final valuation performed, which has been accounted for in the unaudited interim condensed consolidated financial statements as of March 31, 2015, we concluded that, at the valuation date, the inventory values did not significantly deviate from their carrying amounts which have already been adjusted to Lower of Cost or Market in accordance to ASC 330; in particular, the finished goods and work in process inventories have been adjusted to market and the raw material inventories’ carrying amounts are close to their fair value.

7. We reference your response to prior comment 13. Please tell us how you determined that there were no technology-based intangible assets that should be recognized in applying the acquisition method.

We respectfully advise the Staff that during the acquisition, we identified the technology-based intangible assets with respect to Hanwha SolarOne, including patented and unpatented technologies. However, the fair value of the identified technology-based intangible assets is insignificant because these technologies have little economical advantage and thus cannot provide us with a competitive edge over other market players.

Overview, page 63

8. Please consider expanding this section to disclose any known material trends, uncertainties, demands, commitments or events that are reasonably likely to have a material impact on your revenues, income from continuing operations, liquidity or capital resources. Refer to Item 5.D of Form 20-F. In this regard, we note that in exhibit 99.1 of your Form 6-K filed on May 29, 2015 that in April you “signed the largest solar module agreement in the history of [y]our industry, at more than 1.5GW over a five quarter period beginning in 4Q15” with NextEra Energy Resources and that you have “targeted annual shipments between “3.2 and 3.4 GW” for the full year 2015. Please see Item 5.D of Form 20-F.

We have included a new paragraph on pages 63 to 64 to address the Staff’s comment.

Warranty Costs, page 76

9. We note your response to prior comment 14. We see that you believe that the likelihood of claims arising from Solar One’s 25 year power generation capacity linear warranty is “remote” and therefore you have not accrued any warranty cost. Please explain to us in detail how you can conclude that the likelihood of claims related to your products is ‘remote” given the extended length of your warranty period.

We respectfully advise the Staff that Hanwha SolarOne concluded the likelihood of claims arising from Hanwha SolarOne’s 25 year power generation capacity linear warranty is “remote” through robust internal and external testing of the PV module performance and strong quality control procedures put in place in the production process. The testing of the PV modules includes stimulating conditions which represents the life of PV modules of 25 years to determine the likelihood of claims under the corresponding warranty. We will continue to analyze our claim history and the performance of our products compared to our competitors and academic research results to determine whether this conclusion is appropriate. To the extent that actual warranty costs differ from this estimate, we will prospectively revise our warranty accrual rate.

Net Sales, page 89

10. Please expand the disclosure in this section to state the amount of the increase in sales in the United States.

In response to the Staff’s comment, we have revised the disclosure on page 89 to include the amount of sales in the United States.

Selling and Marketing Expenses, page 90

11. Please expand the disclosure in the second paragraph of this section to state the amount of the service and consultant fees.

In response to the Staff’s comment, we have revised the disclosure on page 90 to include the amount of the service and consultant fees incurred in relation to the combination of Hanwha SolarOne and Q CELLS.

Capital Resources as of March 31, 2015, page 99

12. Please expand the disclosure in the last paragraph of this section to discuss in greater detail the restriction on the use of cash of $123 million that “is generally expected to be released within the next twelve months.” For example, how much of the $123 million is expected to be released? Why do you expect the amount to be released? Are there any conditions that occur which would result in the amount continuing to be restricted?

In response to the Staff’s comment, we have revised the disclosure on pages 98 and 100.

Largest PV Solar Cell Manufacturer Globally, page 118

13. We note your new disclosure in the fourth paragraph of this section about “superior quality control” as well as your new disclosure on page 122 about your “superior research and development expertise and premium image.” Please revise to remove or identify as management’s belief qualitative statements about your product or company. Alternatively, please provide objective third party support for such statements.

In response to the Staff’s comment, we have revised the disclosure on pages 118 and 122 to remove qualitative statements about our product or company.

Competitive Cost Structure with Further Cost Reduction Opportunities, page 120

14. We note your new disclosure in this section that “some of your competitors may have lower cost structures” than you. Please revise your disclosure to describe your competitive position relative to cost.

In response to the Staff’s comment, we have revised the disclosure on page 120 to describe our competitive position relative to cost.

Strong and Synergistic Relationship with Hanwha Group, page 120

15. Please revise the disclosure in this section to avoid marketing language. In this regard, we note your new disclosure that you are assessing alternatives that you believe “could bring about further synergies and value creation opportunities.”

In response to the Staff’s comment, we have revised the disclosure on page 121 to remove marketing language.

Certain Relationships and Related Party Transactions, page 161

16. Please provide the disclosure required by Item 7.B of Form 20-F up to the date of the document. In this regard, we note your disclosure throughout this section of transactions only through December 31, 2014.

In response to the Staff’s comment, we have updated the disclosure on pages 161 to 163.

Unaudited Interim Condensed Consolidated Statements Of Comprehensive Income (Loss), page F-33

17. We see that you separately state revenues from related parties on the face of the statement of comprehensive income (loss). Please revise to also disclose cost of goods sold from transactions with related parties on the face of the statement. Refer to Rule 4-08(k) of Regulation S-X.

In response to the Staff’s comment, we have revised the disclosure on page F-33 to disclose cost of goods sold from transactions with related parties.

Note 3. Acquisition of Q Cells, page F-37

18. Please revise to provide the supplemental pro forma revenues and earnings information required by FASB ASC 805-10-50-2(h)(2) and (3).

In response to the Staff’s comment, we have provided the supplemental pro forma revenues and earnings information on page F-39.

Exhibits, Page II-1

19. Please file as exhibits your supply agreement with Nextera Resources mentioned on page 3 and the underlying agreements concerning the $87 million term loan facility mentioned on page 98, the new long-term bank borrowing of $120 million and the loan from the Malaysian government mentioned on page 99.

In response to the Staff’s comment, we have filed Exhibits 10.4 through 10.8. In relation to the supply agreement with NextEra Energy Resources filed as Exhibit 10.8, we are submitting a confidential treatment request to the Staff requesting confidential treatment for certain information contained in the supply agreement.

* * * * *

We hope that foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s Chief Financial Officer, Mr. Jung Pyo Seo at +82-2-729-2930 (email: Jay.Seo@Hanwha-Qcells.com), or the Company’s outside counsel, Paul Hastings LLP, to the attention of Dong Chul Kim at +82-2-6321-3803 (fax: +82-2-6321-3903, email: dongchulkim@paulhastings.com).

Sincerely,

/s/ Seong Woo Nam
Seong Woo Nam
Chairman and Chief Executive Officer

Cc:	Jung Pyo Seo
Dong Chul Kim